EXHIBIT 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Credit Suisse Group AG

We consent to the use of our reports dated March 25, 2020, with respect to the consolidated balance sheets of Credit Suisse Group AG and subsidiaries as of December 31, 2019 and 2018, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows, for each of the years in the three-year period ended December 31, 2019, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2019, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

KPMG AG

/s/ Nicholas Edmonds	/s/ Corina Wipfler
Nicholas Edmonds	Corina Wipfler
Licensed Audit Expert	Licensed Audit Expert
Zurich, Switzerland
May 15, 2020